Exhibit 99
	For Release:	May 7, 2014
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS

ALLETE reports first quarter results and reaffirms 2014 earnings guidance

DULUTH, Minn. - ALLETE, Inc. (NYSE:ALE) today reported its financial results for the first quarter of 2014. The company reported earnings per share of 80 cents compared with 83 cents in the same period a year ago. Included in this year’s results was $1.4 million after-tax, or three cents per share, of acquisition costs related to an ALLETE Clean Energy acquisition.

Compared with the first quarter of 2013, net income rose by $1 million to $33.5 million. Operating revenue for the first quarter of 2014 was $296.5 million, up twelve percent from $263.8 million in 2013. Earnings per share for the first quarter of 2014 were diluted by six cents due to an increase in the amount of common shares outstanding.

Net income at ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior, Water, Light and Power and the company’s investment in the American Transmission Company, was $33.9 million, an increase of $1.8 million or six percent over the first quarter of 2013. Unseasonably cold weather impacted electricity sales for the first quarter of 2014, which were three percent higher than the same period in 2013. Operating and maintenance, depreciation and interest expenses were also higher in 2014 compared with a year ago.

ALLETE’s Investments and Other segment, which includes BNI Coal, ALLETE Properties, ALLETE Clean Energy, and miscellaneous corporate income and expense, recorded a net loss of $0.4 million during the period compared to net income of $0.4 million a year ago. The net loss included the $1.4 million after-tax costs for ALLETE Clean Energy’s acquisition of wind energy facilities in January 2014. Quarterly results for BNI Coal and ALLETE Properties were similar to a year ago and ALLETE Clean Energy’s wind facilities were accretive to earnings.

“Strong operating performances at our businesses contributed to ALLETE’s first quarter earnings results,” said ALLETE Chairman, President and CEO Al Hodnik. “We are comfortably on track to meet our full year earnings guidance of between $2.75 and $2.95 per share, excluding costs associated with the ALLETE Clean Energy acquisition.”

The company will host a conference call and webcast at 10 a.m. Eastern time today to discuss details of its quarterly performance. Interested parties my listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through May 9, 2014 by dialing (855) 859-2056, pass code 30490699.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power, ALLETE owns BNI Coal in North Dakota, ALLETE Clean Energy, based in Duluth, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.
Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended
	March 31,
	2014	2013

Operating Revenue	$296.5	$263.8

Operating Expenses
Fuel and Purchased Power	96.2	86.5
Operating and Maintenance	119.8	104.7
Depreciation	32.2	28.2
Total Operating Expenses	248.2	219.4

Operating Income	48.3	44.4

Other Income (Expense)
Interest Expense	(12.8)	(12.3)
Equity Earnings in ATC	5.1	5.2
Other	2.0	2.7
Total Other Expense	(5.7)	(4.4)

Income Before Non-Controlling Interest and Income Taxes	42.6	40.0
Income Tax Expense	8.8	7.5
Net Income	33.8	32.5
Less: Non-Controlling Interest in Subsidiaries	0.3	—
Net Income Attributable to ALLETE	$33.5	$32.5

Average Shares of Common Stock
Basic	41.4	38.9
Diluted	41.6	39.0

Basic Earnings Per Share of Common Stock	$0.81	$0.83
Diluted Earnings Per Share of Common Stock	$0.80	$0.83

Dividends Per Share of Common Stock	$0.49	$0.475

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2014	2013		2014	2013
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$44.6	$97.3	Current Liabilities	$208.5	$230.2
Other Current Assets	224.8	209.7	Long-Term Debt	1,202.5	1,083.0
Property, Plant and Equipment - Net	2,905.1	2,576.5	Deferred Income Taxes	494.4	479.1
Regulatory Assets	267.0	263.8	Regulatory Liabilities	89.9	81.0
Investment in ATC	116.6	114.6	Defined Benefit Pension & Other Postretirement Benefit Plans	117.2	133.4
Other Investments	116.4	146.3	Other Non-Current Liabilities	229.3	127.2
Other Non-Current Assets	74.7	68.6	Shareholders’ Equity	1,407.4	1,342.9
Total Assets	$3,749.2	$3,476.8	Total Liabilities and Shareholders’ Equity	$3,749.2	$3,476.8

	Quarter Ended
ALLETE, Inc.	March 31,
Income (Loss)	2014	2013
Millions
Regulated Operations	$33.9	$32.1
Investments and Other	(0.4)	0.4
Net Income Attributable to ALLETE	$33.5	$32.5
Diluted Earnings Per Share	$0.80	$0.83

Statistical Data
Corporate
Common Stock
High	$52.73	$49.50
Low	$47.96	$41.39
Close	$52.42	$49.02
Book Value	$33.11	$31.07

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	398	354
Commercial	395	377
Municipals	242	274
Industrial	1,816	1,845
Total Retail and Municipal	2,851	2,850
Other Power Suppliers	700	591
Total Regulated Utility	3,551	3,441
Non-regulated Energy Operations	34	31
Total Kilowatt-hours Sold	3,585	3,472

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$37.3	$33.1
Commercial	32.8	31.3
Municipals	16.5	16.5
Industrial	104.4	102.2
Total Retail and Municipals	191.0	183.1
Other Power Suppliers	29.5	22.3
Other	43.7	36.0
Total Regulated Utility Revenue	$264.2	$241.4

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.